Exhibit 99.1

Form 51-102F3

Material Change Report

1.	Name and Address of Company

Sun Life Financial Inc.
One York Street
Toronto, ON M5J 0B6

2.	Date of Material Changes

December 2, 2020

3.	News Release

The attached press release was issued through the facilities of the Canada News Wire on December 2, 2020.

4.	Summary of Material Changes

Sun Life announced that Dean Connor, the President and Chief Executive Officer of the company, will retire on August 6, 2021 and will also retire as a Director of the company in accordance with company policy.

Kevin Strain, the Chief Financial Officer of the company, will be appointed as President and a member of the Sun Life Board of Directors effective February 15, 2021. He will assume the Chief Executive Officer role upon Mr. Connor’s retirement.

5.	Full Description of Material Changes

See attached press release.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Melissa J. Kennedy

Executive Vice-President, Chief Legal Officer & Public Affairs

Tel. No. 416-204-3852

Date of Report December 2, 2020

Sun Life President and CEO Dean Connor Announces Intention to Retire after
Distinguished Career

CFO Kevin Strain Appointed as his Successor

TORONTO, (December 2, 2020) - Bill Anderson, Chairman of Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF), announced today that Sun Life President and Chief Executive Officer, Dean Connor intends to retire August 6, 2021.

Kevin Strain, currently Executive Vice-President and Chief Financial Officer, will be appointed as President and a member of the Sun Life Board of Directors effective February 15, 2021. He will assume the Chief Executive Officer role upon Mr. Connor’s retirement. Mr. Connor will also retire from the Sun Life Board of Directors in accordance with company policy.

“On behalf of the Sun Life Board of Directors, I would like to thank Dean for his vision, leadership and passion throughout his tenure,” said Mr. Anderson. “In his 14 years at Sun Life and nearly 10 years as President and CEO, Dean retires after a distinguished career where he transformed Sun Life to become one of the top insurance and asset management companies in the world. He did this by creating a sustainable Client-centric culture, fostering collaboration and digital innovation and focusing our business with a four-pillar strategy. Sun Life Clients have been able to achieve lifetime financial security and live healthier lives under Dean’s leadership.”

Sun Life grew its underlying earnings per share by 12% per year1, delivered an annualized total shareholder return of 19%2, and grew assets under management from C$466 billion to C$1.2 trillion3, under Mr. Connor’s leadership.

As Sun Life CEO, Mr. Connor has received significant recognition, including being named Canada’s Outstanding CEO of the Year in 2017 and Ivey Business School Leader of the Year in 2018. He is a leader in numerous institutional and community organizations including the Business Council of Canada, the University Health Network and the United Way.

“We’re thrilled to announce Kevin Strain as Dean’s successor,” said Mr. Anderson. “Our Board undertook a comprehensive process to ensure we found the best possible successor to Dean. We are confident that Kevin’s background and career at Sun Life position him well to lead the company into the future. In addition to his passion for digital innovation and his unrelenting focus on the Client, he has a strong track record of transforming businesses and being a successful P&L leader and Finance executive.”

“I have great confidence in Kevin,” said Mr. Connor. “His leadership skills, character and experience will continue to drive Sun Life’s growth and future success. I look forward to working with Kevin and my colleagues across Sun Life to ensure a smooth and seamless transition.”

1 Underlying earnings per share compounded annual growth rate from 2012 (full year) to September 30, 2020 (trailing four quarters). Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in our interim MD&A for the period ended September 30, 2020 ("Q3 2020 MD&A").

2 Annualized Total Shareholder Return from December 1, 2011 to November 27, 2020.

3 AUM data from December 31, 2011 and September 30, 2020, respectively. Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in our Q3 2020 MD&A.

Mr. Strain joined Clarica in 1997, which was acquired by Sun Life in 2002, and played an instrumental role in the integration. He has held senior business and financial roles including the leadership of the Individual Insurance and Investments business in Canada where he successfully navigated the global financial crisis. He launched Sun Life Global Investments (now known as SLGI Asset Management) before assuming leadership of Sun Life Asia in 2012, where he expanded into Vietnam and Malaysia and built our distribution capabilities in the region. Mr. Strain returned to Canada in 2017 where he assumed the role of Executive Vice-President and Chief Financial Officer along with responsibility for Corporate Development and Enterprise Services.

“I’m honoured to be selected by the Board to lead Sun Life and to work with such a talented team of leaders, employees, advisors and partners to ensure we continue to innovate and grow,” said Mr. Strain. “I’ve worked closely with Dean throughout his tenure as CEO and, like him, I’m committed every day to helping our Clients achieve lifetime financial security and live healthier lives. I’m passionate about Sun Life and our priorities of focusing on Clients, digital innovation, financial discipline, fostering a diverse and inclusive culture and sustainability.”

Mr. Strain will continue working with Mr. Connor and the Board to name a new CFO in the first half of 2021. Until a new CFO is appointed, Mr. Strain will retain the title and responsibilities.

About Sun Life

Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2020, Sun Life had total assets under management of $1,186 billion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Sun Life Media Relations Contact:	Sun Life Investor Relations Contact:
Aishling Cullen	Leigh Chalmers
Vice-President	Senior Vice-President
Corporate Communications	Head of Investor Relations & Capital Markets
t. 416-979-6487	t. 647-256-8201
Aishling.Cullen@sunlife.com	Investor.relations@sunlife.com